

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
David W. Neibert
Chief Executive Officer
Concierge Technologies, Inc.
29115 Valley Center Road, K-206
Valley Center, CA 92082

> **Re: Concierge Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **File No. 0-29913**

Dear Mr. Neibert:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

1. Refer to your operating results' discussion. We note you limit your discussion mostly to the revenue line item. In future filings, please provide a more comprehensive discussion to cover all of the significant income statement line items as required under Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 16

Revenue Recognition, page 17

2. We note your disclosure that "[r]evenue is recognized on the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist, and collectability is reasonably assured." Please explain to us and clarify in your disclosure if you recognize product revenues based on FOB shipping point or FOB destination.

3. We note your disclosure of the transition to the business of selling, distributing and marketing mobile incident reporting cameras, and associated hardware and services in fiscal year 2011. In that regard, tell us and expand your revenue recognition policy to disclose how you earned and recognized each of these revenue streams. In addition, please separately present your product and service revenues on the face of your consolidated statements of operations.

Note 6. Related Party Transactions, page 20

Notes Payable – Related Parties, page 21

4. We note your recordation of beneficial conversion feature (BCF) amount of $100,000 in connection with your $100,000 convertible debenture issued on September 8, 2010. However, it appears that the beneficial conversion features did not exist based on your historic common share trading prices and the equivalent exercise price per common share. Note that beneficial conversion feature should be computed based on intrinsic value model as required under ASC 470-20-25-5 and 470-20-30-6. If you computation indicates no intrinsic value and therefore no BCF, we believe you should reclassify your full $100,000 APIC amount into liability. Please explain.

5. We note you entered into "Employee at will" agreements and acquired an "Exclusive distribution" agreement along with services to be provided by a professional lobby organization to assist your businesses in exchange for 49% ownership interests in Wireless Village, a wholly owned subsidiary on October 8, 2010. We also note that you were using the discounted cash flow model to arrive at the estimated costs of services which represent the fair value of business conveyed and that you expensed the entire amount of $149,137 upfront in the income statements. Please address the following comments.

David W. Neibert
Concierge Technologies, Inc.
February 10, 2012
Page 3

- Please explain to us and disclose the nature of the services provided by the professional lobby organization along with its service period. Explain to us your basis under GAAP in using the discounted cash flow model to arrive at the estimated costs of services provided. Explain to us how you consider the guidance in ASC 505-50-30-6 in determining whether the fair value of the services is more reliably measurable than those of the equity instruments issued in this situation. We note that you had abandoned your web hosting business, within Wireless Village. Also explain to us why you recognized the expenses upfront rather than ratably over the service period provided.

- Explain to us and disclose the nature of the agreements. Explain why you did not allocate a portion of the estimated fair value of the consideration into the "Employee at will" agreements and "Exclusive distribution" agreement which appear to be intangibles.

Item 9A. Controls and Procedures, page 25

Internal Control over Financial Reporting, page 25

6. We note your disclosure related to your assessment of effectiveness of internal control over financial reporting. However, we cannot locate your statement as to the framework you used in evaluating the assessment. Please tell us and disclose such statement as required under Item 308(a) of Regulation S-K.

Exhibit 101

7. Please file the XBRL interactive data file related to the financial statements for the fiscal year ended June 30, 2011 as an exhibit. Similarly, please file the exhibit for all of your subsequent periodic reports. Refer to Exhibit 101 of Item 601(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

      Sincerely,

      /s/ Andrew D. Mew

      Andrew D. Mew
      Accounting Branch Chief